

September 10, 2013

Via E-mail
Todd W. Kingma, Esq.
Executive Vice President, General Counsel and Secretary
Perrigo Company
515 Eastern Avenue
Allegan, Michigan 49010

> Re: **Perrigo Company Limited**
> **Registration Statement on Form S-4**
> **Filed August 28, 2013**
> **File No. 333-190859**

Dear Mr. Kingma:

We have limited our review of your registration statement to the issues we have addressed in our comments. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

1. We note that the fairness opinions provided by Citigroup and Morgan Stanley, as included in Annexes F and G, include language indicating that the opinions are "not intended to be relied upon or confer and rights or remedies upon any third party for any purpose whatsoever, including, without limitation, employees, advisers, creditors or shareholders or other holders of equity or debt securities of Elan." We also note similar disclosure regarding this limitation under "Opinion of Citigroup Global Markets Limited" in your registration statement. Please revise the opinions and related disclosure to delete these limitations on reliance as they are inconsistent with disclosures relating to the opinion. Alternatively, disclose the basis for Citigroup's and Morgan Stanley's belief that shareholders cannot rely upon the opinion to support any claims against Citigroup and Morgan Stanley arising under applicable state law (e.g., the inclusion of an express disclaimer in Citigroup's and Morgan Stanley's engagement letter with Elan's board of directors). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of

such a state-law defense to Citigroup and Morgan Stanley would have no effect on the rights and responsibilities of either Citigroup or Morgan Stanley or the board of directors under the federal securities laws.

2. Disclose that Morgan Stanley has consented to use of its opinion in the document and provide Morgan Stanley's consent as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

<u>Via E-mail</u>
Matthew G. Hurd, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004